MARKET CENTRAL, INC.
                                6701 CARMEL ROAD
                                    SUITE 205
                               CHARLOTTE, NC 28226






                                                              August  24, 2005






VIA FAX AND EDGAR


Ms. Christine Davis Division of Corporate Finance U.S. Securities & Exchange Commission Washington, D.C. 20549

Re:   Market Central, Inc.
      File No. 000-22969
      Form 10-KSB for Year Ended August 31, 2004
      ------------------------------------------
      Forms 10-QSB for quarter ended May 31, 2005
      -------------------------------------------

Dear Ms. Davis:

      This will acknowledge receipt of your letter of comment dated August 11, 2005, with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

The Company's activities related to Convey Systems, Inc. since April 2004 have been insignificant and have no material impact on the Company's financial condition or results of operations. As disclosed in all of the Company's periodic reports, the Company entered into a letter of intent to acquire Convey in April 2004. As of the date of our most recent filing, and through the date of this letter, the Company has not consummated the transaction.

In connection with the anticipated acquisition, the Company agreed to provide day-to-day management of Convey to assist in the transition because most activities were being conducted by consultants. The Company has no equity interest in Convey Systems, no seats on the Board of Directors and has no representatives in executive positions or senior management. This day to day management did not represent any material or significant time or effort by Company personnel. We believe that consolidating Convey Systems, Inc. would have been misleading and inappropriate treatment as well as not practicable without a specific purchase price or definitive agreements.

The Company had no transactions with Ariel Way, Inc. as a licensee of Convey's products.

If and when the Company consummates the acquisition of Convey, the Company shall prepare and timely file a Current Report on Form 8-K.

As a result, the Company has no control over (directly or indirectly), nor any power to control, Convey's activities.

The Registrant believes its policy accounting for consolidation is reasonable and in accordance with U.S. generally accepted accounting principles.

Comment 2

Our registered independent accounting firm has advised us that certain audit procedures in connection with the examination of the Company's August 31, 2004 financial statements were performed by members of its audit staff at the Company's former corporate headquarters located in Jacksonville, North Carolina.

Rule 2-01 of Article 2 of SEC Regulation S-X, Qualification of Accountants, requires the Company's accountant to be duly registered and in good standing under the laws of his or her place of residence or principal business.

The SEC Accounting Disclosure Rules and Practices Manual, Qualifications of Accountants states in part "The rule is silent as to whether or not the accountant's state or country of licensure must coincide with the location of the registrant's corporate offices or place where the registrant conducts it principal operations." Further the SEC's staff interprets Rule 2-01 of Regulation S-X to require the audit report on a domestic registrant's financial statements to be rendered by an auditor licensed in the US.

The Company's accountant is licensed and in good standing in each of the states in which the firm has offices, and accordingly has met the requirements of Rule 2-10 of Article 2 of SEC Regulation S-X.

The firm has advised us that they have complied with the applicable procedures set forth by the North Carolina State Board of Certified Public Accountant Examiners which permit licensed certified public accountants in other jurisdictions who do not reside in the State to perform services for clients in the State.

Comment 3

In order to fully disclose the disposal of the discontinued operations to the reader of the financial statements, the Company believes the Statements of Cash Flows should reconcile the significant components included in the statement of losses. In connection with the reconciliation, the Company has disclosed to the reader the reconciliation of the $773,422 gain on the disposal of the discontinued operations by disclosing the nature of the consideration received by the Company, in the form of the assumption of debts and transfer of assets to the buyer. There were no cash proceeds received by the Company in connection with the sale and the Company believes this presentation accurately and completely reflects the transaction.

We considered the guidance provided by FAS 95 in that "enterprises are encouraged to provide further breakdowns of these categories they consider meaningful"(1) and interpreted the guidance to include sufficient disclosure to allow the users of the financial statements to assess the Company's ability to generate positive future cash flow from continuing operations. We believe this presentation provides the reader with sufficient information to reconcile net loss from all sources to net operating loss.

The preferred stock dividend represented an accrual of the beneficial conversion feature associated with the Series B preferred stock along with a dividend declared payable on the Company's Series A preferred stock, and not a cash payment of dividends to the preferred shareholders. We disclosed the accrued dividends in connection with reconciling the net loss attributable to common shareholders to cash used in operations.

The change in restricted cash balances was a result of a tax liability and reflected the cash effects of a transaction that entered into the determination of net income. Accordingly the change in the balance was classified as cash flow used in operating activities.(2)

Cash disbursed in excess of available funds represents the amount of Company checks issued in excess of balances per the Company's general ledger of accounts, or "book balances," and not bank overdrafts, or extension of bank credit.

While the Company believes its policy accounting for and disclosing cash flow transactions is reasonable, we will revise the statement in future filings to begin with reconciling net income to cash flows from operating activities.

Comment 4

The Company entered into an asset purchase agreement in connection with the Pliant transaction. In connection with the transaction, the Company acquired substantially all the assets of Pliant. The Company based its conclusions that the Pliant asset acquisition was a business based upon the attributes described under Rule 11-01 (d) of Regulation S-X.

Comment 5

U.S. Convergion, Inc. was acquired for an amount substantially in excess of its tangible assets which resulted in the goodwill that was booked. Within less than a year after our purchase,



----------------------------
(1) FAS 95, paragraph 29
(2) FAS 95, paragraph 23 (c)
competitive pressures within the telephone hardware business and the delays in firm purchase commitments resulted in a situation where the Company's limited capital could not sustain operations. Management concluded in the second quarter of 2005 that the goodwill recorded at the time of purchase had been permanently impaired. In the third quarter of 2005, the stock of this subsidiary was sold to a buyer and the gain of $2.8 million resulted principally from liabilities in excess of assets at the time of sale.

Comment 6

In connection with the sale of Convergion to Sylvia in May 2004, the Company issued a $500,000 promissory note to the Buyer for the sole purpose of indemnifying the owners or other principals of Sylvia in the event that they incurred personal tax liability as a result of the ownership of Convergion. In order to secure this limited indemnification obligation, the Buyer was granted a security interest in the Company's assets.

The Company had no continuing involvement with Sylvia subsequent to the sale, as evidenced by the following:

      o No equity interest in Sylvia or Convergion other the receipt of 500,000 shares of Sylvia common stock, which represented less than 5% ownership of Sylvia

      o     No seats on the Sylvia or Convergion Board of Directors

      o     No representatives in Sylvia's or Convergion's senior management

      o No input into management authority over Sylvia's or Convergion's day-to-day operations, including but limited to personnel decisions, financing and treasury functions, marketing , distribution and product development

In summary, based upon the above facts and circumstances, the risks and rewards of ownership of Convergion were transferred in their entirety to Sylvia with sufficient certainty in order to account for the transaction as a divesture in accordance with the interpretations described in question 1 of SAB Topic 5 E.

The Company believes its policy accounting for and disclosing divestitures is reasonable and in accordance with U.S. generally accepted accounting principles.

Comment 7

Our inability to comply with certain covenants in connection with our existing debt facilities has been fully disclosed and has had no impact on the Company's ability to factor its receivables.

The Registrant believes its policy accounting for and disclosing its factoring transactions are reasonable and in accordance with U.S. generally accepted accounting principles.

Comment 8

On August 20, 2004, the Company completed its settlement with the Company's former CEO and Board of Directors member Terrence J. Leifheit ("Leifheit"). Pursuant to the Settlement Agreement and Mutual Release ("Agreement") , Leifheit agreed to sell to the Company 800,000 shares of the Company's common stock owned by him for an aggregate of $1.00 plus other good and valuable consideration and the shares were subsequently cancelled. Leifheit and the Company agreed to certain releases of each other and certain affiliates, and Leifheit agreed not to compete with the Company for a period of two (2) years in a specified area in North Carolina. Additionally, Leifheit agreed not to sell or otherwise transfer the remaining 351,173 shares of Company common stock owned by him until after November 30, 2004. A copy of the Agreement was filed with the SEC on its Current Report on Form 8-K.(3)

The Company considered the former CEO and the entities he controlled related parties,(4) and accordingly accounted for the transaction as a capital transaction.(5)

The entries necessary to record the various receivable and payables that were satisfied are as follows:

                                                      Debit       Credit
                                                    ---------------------
        Accrued salaries                            176,146
        Accrued interest                            203,770
        Accounts receivable                                       716,297
        Allowance for doubtful accounts              60,000
        Other assets                                               80,753
        Common stock - receivable (Par value)           800
        Additional paid in capital                  356,334


The Registrant believes its policy accounting for and disclosing transactions with related parties is reasonable and in accordance with U.S. generally accepted accounting principles.

Comment 9

The Company acknowledges the certifications under 302 were not technically in compliance with Item 601 (b) (31) of Regulation SB and should have stated:

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer, and have:



---------------------------------
(3) Current Report on Form 8-K dated August 31, 2004
(4) SFAS No 57, Appendix B paragraph 24(j)
(5) Accounting Principles Board No 26, footnote 1 to paragraph 20; SEC Accounting Disclosure Rules and Practices Official Text Topic Seven: Related Party Matters

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

The Registrant shall correct the disclosure in its  future filings

Comment 10

During the quarter ended May 31, 2005, the Company issued to investors Convertible Notes in the amount of $ 4,160,625. The accounting for the transaction is more fully described in Note G to the interim May 31, 2005 financial statements. As requested, we have enclosed a copy of the Company's working paper summarizing the accounting for the transaction.

The Company believes its policy accounting for and disclosing its convertible debentures and related warrants is reasonable and in accordance with U.S. generally accepted accounting principles.

              -----------------------------------------------------

The Company acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

      Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. Since we are in the process of preparing our Proxy Statement and the mailing of such proxy statement has been delayed at the request of the SEC staff until the comments set forth in your comment letter dated August 11, 2005, are resolved, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact me at
(704)837-0502.

                                               Yours truly,


                                               MARKET CENTRAL, INC.


                                               By: /s/ Clifford A. Clark
                                                   ---------------------
                                                   Clifford A. Clark
                                                   Chief Financial Officer

Scientigo - 6.4% Senior Convertible Notes

       From                Warrants                        # Issued                      Issue Date
     inception            (Issued to)
     ---------                                             --------                      ----------
                          Noteholders                     2,080,313                       05/15/05
                          -----------                     ---------                       --------
                                                          2,080,313

       Date                  Note                         Convertible                       FV of
                            Amount                      into # of Shares                    Stock
                            ------                      ----------------                    -----

       05/15/05            4,160,625                        3,122,420                        1.65
       --------            ---------                        ---------                        ----
                           4,160,625                        3,122,420

EITF 00-27 Issue 15:
fair value of common stock on commitment date:                                                $  5,151,993
proceeds allocated to common stock conversion option:                                            2,763,391 ***
                                                                                   ------------------------
beneficial conversion feature:                                                                   2,388,603
upon conversion, the warrants would be recognized at:                                            1,397,234


To record Debt Discount:
Debt Discounts were calculated per EITF 00-27 Item 15:
                   Dr. Debt Discount - beneficial conversion feature                           $ 2,388,603
                   Dr. Debt Discount - warrant                                                 $ 1,397,234
                   Cr. APIC
                   Cr. APIC


Amortize interest expense (over 25 months):
                   Dr. Interest Expense                                                          $ 151,433
                   Cr. Debt Discount - beneficial conversion feature
                   Cr. Debt Discount - warrant

 Expiration             # in Days        Average         Exercise    Volatility   Interest         Call          Additional
     Date                              Stock Price        Price                     Rate                            Cost
     ----               ---------      ------------       ------     ----------     ----           ----             ----
                                          (FMV)
              06/30/10        1,872             $ 1.54       $ 1.00     102%             2.03         1.2522      $ 2,604,967
              --------        -----             ------       ------     ----             ----         ------      -----------
                                                                                                                  $ 2,604,967

           FV of
       Common stock
       ------------

             5,151,993
           $ 5,151,993















           $ 2,388,603
           $ 1,397,234




              $ 95,544
              $ 55,889


***
(total proceeds received x fair value of the common stock at the commitment date / total fair value of all instruments received by the holder upon conversion at the commitment date).